SPEARHEAD SPIRITS, INC.

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS:

Consolidated Balance Sheets 2

Consolidated Statements of Operations 3

Consolidated Statements of Changes in Stockholders' Deficit 4

Consolidated Statements of Cash Flows 5

Notes to Consolidated Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Spearhead Spirits, Inc.
West Hollywood, California

We have reviewed the accompanying consolidated financial statements of Spearhead Spirits, Inc. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023, and December 31, 2022, and the related consolidated statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

August 30, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	196,358	$	1,359,547
Accounts Receivable, net		143,450		-
Inventory		919,489		341,165
Prepaids and Other Current Assets		8,409		27,750
Total Current Assets		**1,267,706**		**1,728,462**
Property and Equipment, net		2,424		1,218
Intangible Assets		434		-
Total Assets	$	**1,270,564**	$	**1,729,680**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	258,350	$	12,144
Current Portion of Convertible Notes		3,727,083		-
Accrued Interest on Convertible Notes		262,603		81,781
Other Current Liabilities		72,527		8,450
Total Current Liabilities		**4,320,563**		**102,375**
Convertible note, net of current portion		-		2,927,083
Total Liabilities		**4,320,563**		**3,029,458**
STOCKHOLDERS' EQUITY				
Common Stock		100		100
Accumulated Deficit		(3,061,770)		(1,299,513)
Other Comprehensive Income		11,671		(365)
Total Stockholders' Equity		**(3,049,999)**		**(1,299,778)**
Total Liabilities and Stockholders' Equity	$	**1,270,564**	$	**1,729,680**

See accompanying notes to financial statements.

SPEARHEAD SPIRITS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 892,013	$ 37,609
Cost of Goods Sold	363,055	51,605
Gross Profit/ (Loss)	**528,958**	**(13,996)**
Operating Expenses		
General and Administrative	1,291,759	738,424
Selling and Marketing	811,899	314,795
Total Operating Expenses	**2,103,658**	**1,053,219**
Net Operating Loss	**(1,574,700)**	**(1,067,215)**
Interest Expense	182,489	81,781
Other Loss	5,068	150,517
Loss Before Provision For Income Taxes	**(1,762,257)**	**(1,299,513)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,762,257)**	**$ (1,299,513)**

See accompanying notes to financial statements.

SPEARHEAD SPIRITS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Amount	Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Inception Date- April 22, 2022	-	$ -	$ -	$ -	$ -
Issuance of Stock	10,000,000	100	-	-	100
FX Translation Adjustment	-	-	(365)	-	(365)
Net Loss	-	-	-	(1,299,513)	(1,299,513)
Balance—December 31, 2022	**10,000,000**	**$ 100**	**$ (365)**	**$ (1,299,513)**	**$ (1,299,778)**
FX Translation Adjustment	-	-	12,036	-	12,036
Net Loss	-	-	-	(1,762,257)	(1,762,257)
Balance—December 31, 2023	**10,000,000**	**$ 100**	**$ 11,671**	**$ (3,061,770)**	**$ (3,049,999)**

See accompanying notes to financial statements.

SPEARHEAD SPIRITS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,762,257)	$	(1,299,513)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Depreciation of Property		315		-
Accrued Interest on Convertible Notes		180,822		81,781
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(143,450)		-
Inventory		(578,324)		(341,165)
Prepaids and Other Current Assets		19,341		(27,750)
Accounts Payable		246,206		12,144
Other Current Liabilities		64,077		8,450
Net Cash Used In Operating Activities		**(1,973,270)**		**(1,566,053)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(1,521)		(1,218)
Purchases of Intangible Assets		(434)		-
Net Cash Used in Investing Activities		**(1,955)**		**(1,218)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		-		100
Borrowing on Convertible Notes, net of issuance costs		800,000		2,927,083
Net Cash Provided by Financing Activities		**800,000**		**2,927,183**
Change in Cash & Cash Equivalents		**(1,175,225)**		**1,359,912**
Foreign Currency Translation Adjustment		12,036		(365)
Cash & Cash Equivalents —Beginning of The Year		1,359,547		-
Cash & Cash Equivalents—End of The Year	$	**196,358**	$	**1,359,547**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	182,489	$	81,781

See accompanying notes to financial statement

1.   NATURE OF OPERATION

Spearhead Spirits, Inc. was incorporated on April 22, 2022, in the state of Delaware. The company has three wholly-owned subsidiaries: Spearhead Spirits (PTY) LTD (organized on June 7, 2022, in Cape Town, South Africa), Spearhead Spirits Trading Inc. (incorporated on September 2, 2022, in the state of Delaware), and Spearhead Spirits LTD (organized on June 22, 2022, in the United Kingdom). The consolidated financial statements of Spearhead Spirits, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Hollywood, California.

Spearhead Spirits is setting the standard for brands developed on the African continent, demonstrating the immense potential of Africa as a region for product innovation in the alcoholic beverage category. It is our vision to build "the African Diageo", Africa's first vertically integrated global spirits portfolio. Developing African spirits brands from seed to sip to serve millions of consumers from Africa to America and beyond. Spearhead Spirits, Inc. has grown from a bootstrapped single-product business to a venture-backed African spirits portfolio in three years. We operate in four spirit categories, eight countries. Our strategy for growth is a focus on the USA plus key African markets (SA, Nigeria, Ghana and Kenya). We have developed global routes to market that enable us to supply multinational brands consistently. Established strong penetration in the chain, independent retail and hotel accounts in both the USA and international markets.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

The Company was incorporated on April 22, 2022 and therefore the 2022 financials represent period from inception date till December 31, 2022.

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $0 and $1,109,445, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenses for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Office Equipment	5 years
Computer Equipment	5 years

Intangible Assets

Intangibles include trademark costs capitalized, and the Company considers trademarks to have indefinite useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when the customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.
- Commission sales: Revenue is recognized when the Company fulfills its obligations under the terms of the contract.

Cost of Sales

Cost of sales includes the cost of materials and ingredients, freight and duties, and other variable and fixed overheads.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> *Level 1* — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

> *Level 2* — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

> *Level 3* — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $811,899 and $314,795, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 30, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
VAT prepaids	8,409	27,750
Total Prepaids and Other Current Assets	$ 8,409	$ 27,750

Other current liabilities consist of the following:

As of December 31,	2023	2022
Payroll Payable	72,527	8,450
Total Other Current Liabilities	$ 72,527	$ 8,450

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Raw Materials	674,189	284,497
Finished Goods	245,300	56,668
Total Inventory	$ 919,489	$ 341,165

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2023	2022
Office Equipment	$ 292	$ 292
Computer Equipment	2,447	926
Property and Equipment, at cost	2,739	1,218
Accumulated Depreciation	(315)	-
Property and Equipment, net	$ 2,424	$ 1,218

Depreciation expenses for the years ended December 31, 2023 and 2022 were $315 and $0, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Trademark	$ 434	$ -
Intangible Assets, at cost	434	-
Accumulated Amortization	-	-
Intangible Assets, net	$ 434	$ -

7. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 3,000,000	5.00%	06/15/2022	06/15/2024	$ 3,000,000	$ -	$ 3,000,000	$ -	$ 3,000,000	$ 3,000,000
2023 Convertible Note	1,250,000	10.00%	08/03/2023	12 months	750,000	-	750,000	-	-	-
Less: Debt Issuance Costs					(22,917)	-	(22,917)	-	(72,917)	(72,917)
Total					$ 3,727,083	$ -	$ 3,727,083	$ -	$ 2,927,083	$ 2,927,083

Each note will be convertible into Conversion Shares pursuant to the following events:

- ***Automatic Conversion Upon Qualified Financing.*** If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of Notes and all accrued and unpaid interest on Notes shall automatically convert into (i) if the Conversion Price is equal to the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing, fully paid and nonassessable shares of the preferred stock issued in such Qualified Financing, or (ii) if the Conversion Price is not equal to the price per share paid by the other purchasers of the preferred stock sold in the Qualified Financing, fully paid and nonassessable Shadow Preferred Stock, in each case, at the Conversion Price.
- ***Voluntary Conversion Upon Maturity.*** If no Qualified Financing occurs on or prior to the Maturity Date, then, at any time on or during the 30-calendar day period after the Maturity Date while the Notes remains outstanding, the outstanding principal amount of Notes and all accrued and unpaid interest on Notes shall be convertible at the option of Investor into fully paid and nonassessable shares of the Company's common stock at a price per share equal to an amount obtained by dividing (x) $8,750,000 by (y) the Fully Diluted Capitalization of the Company.
- ***Voluntary Conversion if a Non-Qualified Financing Occurs.*** If a transaction or series of transactions, pursuant to which the Company issues and sells shares of its capital stock with the principal purpose of raising capital, that does not constitute a Qualified Financing (a "Non-Qualified Financing"), occurs on or prior to the Maturity Date and prior to the automatic conversion of Notes, then the outstanding principal amount of Notes and all accrued and unpaid interest on Notes shall be convertible at the option of Investor into (i) if the Conversion Price is equal to the price per share paid by the other purchasers of the capital stock sold in the Non-Qualified Financing, fully paid and nonassessable shares of the capital stock issued in such Non-Qualified Financing, or (ii) if the Conversion Price is not equal to the price per share paid by the other purchasers of the capital stock sold in the Non-Qualified Financing, fully paid and nonassessable Shadow Preferred Stock, in each case, at the Conversion Price.
- ***Conversion or Repayment upon a Change of Control or an Initial Public Offering.*** If a Change of Control or an Initial Public Offering occurs prior to a Qualified Financing and prior to the payment in full of the principal amount of Notes, then Investor has the right, at Investor's option, to (i) convert the outstanding principal amount of Notes and all accrued and unpaid interest on Notes immediately prior to such Change of Control or Initial Public Offering into fully paid and nonassessable shares of the Company's common stock at the Conversion Price, or (ii) be paid an amount equal to two times the outstanding principal amount of this Note and all accrued and unpaid interest on this Note upon the closing of such Change of Control or Initial Public Offering.
- The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

8.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2023, and 2022, 10,000,000 and 10,000,000 shares of common stock, respectively, have been issued and were outstanding.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,		2023		2022
Net Operating Loss	$	(525,857)	$	(299,363)
Valuation Allowance		525,857		299,363
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(825,221)	$	(299,363)
Valuation Allowance		825,221		299,363
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $2,765,485. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

10. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023 and 2022.

12. SUBSEQUENT EVENTS

The Company received the second tranche of convertible notes amounting to $500,000. The note carries an interest rate of 10% and has a maturity date twelve months from the issuance date.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has made significant investments in startup costs, Research and Development, brand development and market expansion; resulting in a net operating loss of $1,574,700, an operating cash flow loss of $1,973,270 and liquid assets in cash of $196,358 as of December 31st, 2023, which is less than a year's worth of cash reserves as of December 31, 2023.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.